CONSENT OF EXPERT

I, N. Eric Fier, do hereby consent to:

(1) the inclusion of the scientific and technical information relating to the mineral properties of SilverCrest Metals Inc. (the "Company") disclosed in the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2021, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission;

(2) the inclusion of the scientific and technical information relating to the mineral properties of the Company disclosed in the Management Discussion and Analysis for the year ended December 31, 2021 (the "MD&A") of the Company being filed as an exhibit to the 40-F; and

(3) the use of my name in the AIF, MD&A and the 40-F.

	By:	/s/ N. Eric Fier
N. Eric Fier, CPG, P.Eng
March 24, 2022